United States securities and exchange commission logo





                            May 5, 2020

       Derrick A. Jensen
       Chief Financial Officer
       Quanta Services, Inc.
       2800 Post Oak Boulevard, Suite 2600
       Houston, Texas 77056

                                                        Re: Quanta Services,
Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            File No. 001-13831

       Dear Mr. Jensen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Notes to Consolidated Financial Statements
       14. Commitments and Contingencies
       Peru Project Dispute, page 104

   1. We note your disclosure that you have a net receivable of approximately $120 million, which includes
approximately $87 million that PRONATEL collected through exercise of the advanced payment
bonds. In light of the dispute, please tell us how you determined it was appropriate to
record a net receivable of $120 million from PRONATEL. Within your response, please
reference the authoritative accounting literature management relied upon.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact William
Demarest, Staff Accountant at 202-551-3432 or Jennifer
 Derrick A. Jensen
Quanta Services, Inc.
May 5, 2020
Page 2

Monick, Assistant Chief Accountant at 202-551-3295 if you have any questions.



FirstName LastNameDerrick A. Jensen                      Sincerely,
Comapany NameQuanta Services, Inc.
                                                         Division of
Corporation Finance
May 5, 2020 Page 2                                       Office of Real Estate
& Construction
FirstName LastName